Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

[Translation]

To whom it may concern		September 25, 2013
	Company:	Tokyo Electron Limited
	Representative:	Tetsuro Higashi
President and Representative Director
(Code No: 8035, First Section of the
Tokyo Stock Exchange)

Examination by the Tokyo Stock Exchange

in connection with Business Combination with Applied Materials, Inc.

As stated in the press release “Notice Regarding the Execution of an Agreement to Combine Tokyo Electron Limited and Applied Materials, Inc.” dated September 24, 2013 by Tokyo Electron Limited (President and Representative Director: Tetsuro Higashi) (“Tokyo Electron”), Tokyo Electron announced that it had agreed with Applied Materials, Inc. (President and CEO: Gary Dickerson) (“Applied Materials,” each of Tokyo Electron and Applied Materials, a “Company,” and together, the “Companies”) to combine their respective businesses through a merger of equals by the Companies (the “Business Combination”), subject to customary closing conditions, including receipt of approval to consummate the Business Combination from the Companies’ respective shareholders and certain governmental regulators and authorities under applicable competition laws.

The Business Combination will be effectuated through (1) a merger under Japanese law with a Japanese subsidiary of a newly formed holding company that will be organized under the laws of the Netherlands (the “HoldCo”), whereby each issued and outstanding share of Tokyo Electron will be exchanged for 3.25 ordinary shares of the HoldCo, and (2) the merger of an indirect Delaware subsidiary of HoldCo that will merge with and into Applied Materials in accordance with Delaware law, whereby each issued and outstanding share of Applied Materials will be converted into the right to receive one ordinary share of the HoldCo. Upon consummation of the Business Combination, Tokyo Electron will be wholly-owned direct subsidiary of the HoldCo and Applied Materials will be a wholly-owned indirect subsidiary of the HoldCo.

In response to this announcement by Tokyo Electron, the TSE announced on the same day that even if the HoldCo applied for the technical listings for the HoldCo ordinary shares in accordance with Article 208, Item (i) of the Listing Rules of the TSE, the HoldCo ordinary shares would enter a grace period stipulated in Article 601, Paragraph (8), Item (v) of the Listing Rules of the TSE (i.e., a time period ending (1) the third anniversary of the last day of the first fiscal year ending after the effective date of the Business Combination, or (2) if such anniversary is not the last day of a fiscal year of the HoldCo, then the last day of the last fiscal year ending before such anniversary) after the effective date of the Business Combination pursuant to Article 601, Paragraph (1), Item (ix)(b) of the Listing Rules of the TSE, since the TSE concluded that Tokyo Electron would be deemed to lose actual sustainability if the Business Combination was consummated. The shares of Tokyo Electron will continue to be listed and thus, they may be traded as usual, and there will be no impediment to the activities of Tokyo Electron.

If it is determined that the HoldCo is in compliance with requirements comparable to the initial listing requirements prior to the effective date of the Business Combination, then the HoldCo ordinary shares will continue to be listed definitively without entering a grace period. In addition, if it is determined that the HoldCo is in compliance with such requirements during the grace period, then the grace period will be cancelled and the shares will continue to be listed definitively.

If HoldCo cannot comply with requirements comparable to the initial listing requirements, then the HoldCo ordinary shares will be delisted. However, the Companies believe that HoldCo will submit an application that asks the TSE to review whether HoldCo is in compliance with such requirements and will be able to comply with such requirements during the grace period.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, and Tokyo Electron (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed HoldCo, trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’s and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’s and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’s and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’s filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’s Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’s stockholders in connection with the proposed Business Combination. Information about Applied Materials’s directors and executive officers is set forth in Applied Materials’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’s Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.